Mail Stop 3561

September 14, 2007

Lynelle P. Kirby, President
Ulta Salon, Cosmetics & Fragrance, Inc.
1135 Arbor Drive
Romeoville, IL 60446

> **Re:** **Ulta Salon, Cosmetics & Fragrances, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 17, 2007**
> **File No. 333-144405**

Dear Mr. Kirby:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note your response to comment 1 in our letter dated August 3, 2007. As discussed with counsel, please ensure that you provide a price range in your next amendment.

Front Cover of Prospectus

2. We note your response to comment 4 in our letter dated August 3, 2007. Please revise your disclosure to remove the names of the joint book-running managers from the front cover page. You may include this information on the back cover of the prospectus.

<u>Prospectus Summary, page 1</u>

3. We note your response to comment 6 in our letter dated August 3, 2007 and we re-issue it in part. We note your chart supporting your assertion that you are "the largest beauty retailer that provides one-stop shopping for prestige, mass and salon products and services in the United States" and your statement that you "offer the widest selection of categories across prestige and mass cosmetics, fragrances, haircare, skincare, bath and body products and salon styling tools." In this regard, please provide us with copies of your source data cited in footnote 1. In addition, please explain to us the meaning of footnote 2. Please also explain by what measure you are referencing when you state that you are the largest.

   We also note your revised disclosure concerning the assertion that you "pioneered our unique combination of beauty superstore and specialty store attributes." In this regard, please disclose whether this information is based upon management's belief, industry data, reports/articles or any other source. If the statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief. See also, "We provide affordable indulgence to our customers…" and "We provide our customers with a timely escape…"

   We further note your revised disclosure concerning the number salons in the United States. Please provide us with a copy of the report or study by Professional Consultants & Resources. Please also provide us support for your references to the "significant changes" that have occurred to the $75 billion beauty industry.

4. We note your response to comment 8 in our letter dated August 3, 2007. We further note the revision that you have made to the prospectus summary. However, your disclosure continues to contain repetitive disclosures. For example, we note that your disclosure "Our competitive strengths" on page 2 contains disclosures that are identical to your disclosure on page 54. Accordingly, revise the summary to highlight each item of key information one time, and include a more complete description of each item only once in the body of your prospectus.

<u>Risk Factors, page 9</u>

<u>Any significant interruption in the operations of our distribution and order fulfillment infrastructure could disrupt our ability to deliver our merchandise…, page 11</u>

5. We note your response to comment 11 in our letter dated August 3, 2007. Your subheading does not fully describe the risk disclosed in the text. The risk you describe appears to be that you are dependent on only one distribution center and if that one distribution center experiences any significant interruption it would significantly reduce your ability to supply your stores with your products which in

turn would likely reduce your revenues. Please revise your risk factor subheading to reflect this risk.

We, as well as our vendors, are subject to laws and regulations that could require us to modify our current business practices…, page 15

6. We note your response to comment 14 in our letter dated August 3, 2007. Please revise to tailor this risk to your company. As drafted you have included risk that could apply to nearly any issuer in your industry and even to other industries, like local zoning and land use restrictions and risk that are more specific to your operations, like California's "Proposition 65" and FDA and FTC regulations. This comment also refers to the risk entitled "If we fail to maintain the value of our brand…"

Management's discussion and analysis of financial condition and results of operations, page 32

7. We note your response to comment 20 in our letter dated August 3, 2007. We note your discussion of trends in your industry and your plans to take advantage of those trends. Please expand your discussion to also include known risks, challenges or uncertainties that will have, or are reasonably likely to have, a material impact on your revenues, income, or your liquidity.

Growth Strategy, page 55

8. We note your response to comment 37 in our letter dated August 3, 2007. We continue to believe that, without additional support, your indication that you will be able to expand to 1,000 retail stores over the next 10 years is inappropriate. The support you have provided for this statement would appear to provide support for your ability to identify new locations, however, you do not speak to any other aspect of this goal, such as the ability to finance such expansions. Please revise to provide additional support.

Our Market, page 57

9. We note your response to comment 38 in our letter dated August 3, 2007. We reissue our prior comment in part. We note your submission of the referenced studies published by Kline & Company, and IBISWorld Inc., a survey by American Express, and articles citing studies by NPD and Professional Consultants & Resources. We were unable to verify some of the statements attributable to these materials. We could not verify all the statements because you did not provide us a means to cross reference statements in the prospectus with the studies. Please provide copies of these studies to us, appropriately marked in a manner that cross references the support materials with your statements in your prospectus.

Compensation discussion and analysis, page 73

10. We note your response to comment 43 in our letter dated August 3, 2007. Please expand your discussion to explain the components of the benchmark that was utilized, such as the items of compensation you have benchmarked. Please also discuss the generally and retail industry surveys that you utilized. Please also explain in terms that an average investor could understand what a binominal option valuation model is and its role in awarding compensation.

11. We note your response to comment 44 in our letter dated August 3, 2007. Please elaborate upon how the annual report of individual executive performance prepared by Ms. Kirby assists the Compensation Committee in determining appropriate individual compensation. Summarize the data that is provided in the annual report.

Summary Compensation Table, page 77

12. We note your response to comment 47 in our letter dated August 3, 2007. You include a "$" at the top in the year column. Please delete the "$" in this column.

Review and approval of related party transactions, page 87

13. We note your response to comment 49 in our letter dated August 3, 2007. We reissue our prior comment in part. Please revise yours discussion to indicate how you will determine whether a board member is "interested" in the transaction and what constitutes a "material economic interest." Similarly, indicate what types of transactions, if not all, will be subject to this approval process.

Financial Statements

14. Please revise to update the unaudited interim financial statements to include the 26 weeks ended August 4, 2007 in accordance with Rule 3-12 of Regulation S-X.

15. We note your responses to comments 51 and 57 in our letter dated August 3, 2007. Both of these comments require additional disclosure and or supplemental information related to the initial offering price of the common shares. We may have additional comment when the IPO price is available. Please update the information in Annex C to include grants subsequent to our initial comment letter.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert Burnett, Accountant, at (202) 551-3330 or Michael Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Christopher D. Lueking, Esq.
     Latham & Watkins LLP